
December 6, 2022

Rathna Girish Mathrubootham
Chief Executive Officer
Freshworks Inc.
2950 S. Delaware Street, Suite 201
San Mateo, CA 94403

  Re: Freshworks Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed February 23, 2022
    File No. 001-40806

Dear Rathna Girish Mathrubootham:

  We have reviewed your December 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 50

1. We note from your response to prior comment 1 that you consider the number of customers contributing more than $5,000 in ARR and net dollar retention rate to be the best indicators of trends in your business. Therefore, tell us your consideration to disclose these metrics for each period in which financial statements are provided (e.g. fiscal 2019).

Results of Operations, page 54

2. We note your response to prior comment 3 where you state that you will disclose the net dollar retention rate and number of paying customers in future filings to explain the increase in revenue from new versus existing customers. Please also disclose the

Rathna Girish Mathrubootham
Freshworks Inc.
December 6, 2022
Page 2

percentage or dollar amount of change in revenue attributable to both new and existing customers to add further context to the impact of such metrics on your revenue growth.

You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen Collins, Accounting Branch Chief at 202-551-3499 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jon Avina